787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 9, 2018

VIA EDGAR

Mark Cowan

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series Trust Registration Statement on Form N-14

(Securities Act File No. 333-226061)

Dear Mr. Cowan,

On behalf of SunAmerica Series Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission via email to Elliot Gluck of this firm on July 27, 2018 regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the SA Legg Mason BW Large Cap Value Portfolio, a series of the Registrant, of the assets and liabilities of the SA MFS Telecom Utility Portfolio, a series of the Registrant.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:	Question & Answer No. 2. Please reconcile the reference in (i) to “non-diversified” with disclosure in the section entitled “Summary” on page 5 and elsewhere in the Registration Statement that states that both Portfolios are diversified.

Response:	The requested change has been made. The reference in (i) has been changed to “diversified.”

Comment No. 2:	Question & Answer No. 2. The disclosure should fairly present the pros and cons of the proposed reorganization. Consider a Q&A that discusses whether an investor will still get a focused investment exposure to the telecom/utility sector. If the answer is no, that should be highlighted and explained as a con.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

August 9, 2018

Response:	The disclosure has been revised to indicate that Telecom Utility Portfolio investors will no longer be invested in a fund that invests significantly in telecommunications companies and other utility companies.

Comment No. 3:	Question & Answer No. 2. Please clarify whether the reference in (iii) to operating expenses is gross or net of fee waivers and expense reimbursements. As to net expenses, indicate that operating expenses could go up after the fee waiver/expense reimbursement agreement terminates, though the agreement is expected to continue indefinitely.

Response:	The requested revisions have been made. The disclosure has been revised to state:

“(iii) The combined fund will have projected total annual fund operating expenses (gross and net) that are expected to be below those of the Telecom Utility Portfolio prior to the Reorganization (net annual fund operating expenses could increase if the Large Cap Value Portfolio’s advisory fee waiver agreement is terminated, though the agreement will continue in effect indefinitely, unless terminated by the Board of Trustees, including a majority of the independent trustees);”

Comment No. 4:	Question & Answer No. 6. Please give a yes or no answer.

Response:	The requested change has been made.

Comment No. 5:	Question & Answer No. 8. Please clarify whether the reference to operating expenses is gross or net of fee waivers and expense reimbursements. As to net expenses, indicate that operating expenses could go up after the fee waiver/expense reimbursement agreement terminates, though the agreement is expected to continue indefinitely.

Response:	The requested change has been made. The disclosure has been revised as follows:

“Following the Reorganization, the Large Cap Value Portfolio’s projected total annual operating expenses (gross and net) are expected to be below those of the Telecom Utility Portfolio with respect to each class of shares. Net annual operating expenses could increase if the Large Cap Value Portfolio’s advisory fee waiver agreement is terminated, though the agreement will continue in effect indefinitely, unless terminated by the Board of Trustees, including a majority of the independent trustees.”

Comment No. 6:	Question & Answer No. 10. Please give a yes or no.

Response:	The requested change has been made.

August 9, 2018

Comment No. 7:	Combined Prospectus/Proxy Statement, page 2. Please include file numbers for the Prospectus and Statement of Additional Information dated May 1, 2018. Also, are any annual reports for each Portfolio applicable as well?

Response:	The requested file numbers have been added. The Registrant has added a reference to the Portfolios’ annual report.

Comment No. 8:	Combined Prospectus/Proxy Statement, Summary, page 5. Please reconcile “Both Portfolios are diversified, as defined in the 1940 Act,” with the earlier disclosure referenced in Comment No. 1.

Response:	Please see the response to Comment No. 1.

Comment No. 9:	Combined Prospectus/Proxy Statement, Summary, Background and Reasons for the Proposed Reorganization, page 6, and Information About the Reorganization, Reasons for the Reorganization, page 30. Please include a discussion of why the reorganization was proposed (i.e., the reasons behind the reorganization).

Response:	The following disclosure has been added in response to the Staff’s comment:

“SunAmerica has been evaluating ways to optimize the fund line-up in its insurance product offerings, including by considering potential opportunities for consolidation of certain funds that have similar objectives and strategies. In proposing the Reorganization, SunAmerica has, among other things, considered the number of funds currently available in certain asset classes, along with the performance history, fee and expense structure, level of assets and future prospects for growth of the funds. SunAmerica is proposing the Reorganization in order to combine funds with similar investment programs and has concluded that the Reorganization would be in the best interests of the Portfolios.”

Comment No. 10:	Combined Prospectus/Proxy Statement, Summary, Background and Reasons for the Proposed Reorganization, page 6. In the second paragraph, please specify for how long the net operating expense ratio for the Combined Portfolio will be lower than the current net operating expense ratio for the Telecom Utility Portfolio.

Response:	As disclosed elsewhere in the Combined Prospectus/Proxy Statement, the Large Cap Value Portfolio’s Advisory Fee Waiver Agreement will continue indefinitely unless terminated by the Board of Trustees. As a result, the above-referenced disclosure does not set out a specific term for which the net expense ratio will be in place.

Comment No. 11:	Combined Prospectus/Proxy Statement, Summary, Background and Reasons for the Proposed Reorganization, page 6, and Information About the Reorganization, Reasons for the Reorganization, page 30. Please confirm that the board considerations disclosure includes all materially adverse factors considered by the Board of Trustees.

August 9, 2018

Response:	The Registrant confirms that the above-referenced disclosure reflects all materially adverse factors considered by the Board of Trustees.

Comment No. 12:	Combined Prospectus/Proxy Statement, Summary, Background and Reasons for the Proposed Reorganization, page 6, and Information About the Reorganization, Reasons for the Reorganization, page 30. Please disclose what the Board of Trustees concluded with respect to the fact that certain strategies of the Telecom Utility Portfolio and Large Cap Value Portfolio are compatible, while others are different. Please include disclosure of any specific analysis (including any alternative surviving fund candidates) of how the Board of Trustees reached its conclusion.

Response:	As disclosed in the Combined Prospectus/Proxy Statement, the Board of Trustees’ approval of the Reorganization was made on the basis of each Trustee’s judgment after consideration of all of the factors taken as a whole. The Registrant submits that the Board of Trustees and each Trustee did not express specific conclusions with respect to each factor, but rather considered each factor and expressed a specific conclusion with respect to the Reorganization on the basis of such consideration of all factors. Accordingly, the Registrant respectfully declines to make the requested change.

Comment No. 13:	Combined Prospectus/Proxy Statement, Summary, Background and Reasons for the Proposed Reorganization, page 6, and Information About the Reorganization, Reasons for the Reorganization, page 30. Please specify whether the expectation that the Combined Portfolio will have total annual operating expenses below that of the Telecom Utility Portfolio refers to gross or net expenses.

Response:	The Registrant has added disclosure indicating that the above-referenced disclosure refers to both gross and net.

Comment No. 14:	Combined Prospectus/Proxy Statement, Summary, Investment Objectives and Principal Investment Strategies, page 8. Please state who will bear the transaction costs incurred in connection with restructuring the portfolio holdings of the Telecom Utility Portfolio in connection with the Reorganization. Please also specify the estimated transaction costs on a per share basis.

Response:	The transaction costs incurred in connection with restructuring the portfolio holdings of the Telecom Utility Portfolio in connection with the Reorganization will be borne by the Telecom Utility Portfolio, and the Registrant has added disclosure to such effect. The Registrant has also added disclosure of the estimated transaction costs on a per share basis.

Comment No. 15:	Combined Prospectus/Proxy Statement, Summary, Investment Objectives and Principal Investment Strategies, page 8. Please state whether transaction costs are anticipated to have a material impact on NAV.

August 9, 2018

Response:	The requested disclosure has been added. The Registrant respectfully declines to add a statement making a determination with respect to materiality, but rather, as noted in response to Comment No. 14, has added disclosure of the estimated transaction costs associated with portfolio restructuring on a per share basis.

Comment No. 16:	Combined Prospectus/Proxy Statement, Summary, Fees and Expenses, page 13. Please add disclosure clarifying that the fees included in the fee tables do not reflect insurance product fees.

Response:	The requested disclosure has been added.

Comment No. 17:	Combined Prospectus/Proxy Statement, Summary, Fees and Expenses, page 13. Please confirm in correspondence that the fees presented in the fee table represent current fees, in accordance with Item 3 of Form N-14.

Response:	The Registrant confirms that the fees presented in the fee table represent current fees.

Comment No. 18:	Combined Prospectus/Proxy Statement, Summary, Fees and Expenses, page 13. Please parenthetically indicate in the fee table columns which portfolio is the target portfolio and which is the acquiring portfolio.

Response:	The requested disclosure has been added.

Comment No. 19:	Combined Prospectus/Proxy Statement, Summary, Fees and Expenses, page 13. The footnote to the fee table regarding the Advisory Fee Waiver Agreement should extend for one year from the effective date in order to be included in the footnote disclosure.

Response:	The term of the Advisory Fee Waiver Agreement has been extended until August 31, 2019.

Comment No. 20:	Combined Prospectus/Proxy Statement, Summary, Principal Investment Risks, page 15. Principal Risk Factors should include both a description of the risks and a narrative comparison of the risks. See Item 3(c) of Form N-14.

Response:	The Registrant submits that the above-referenced disclosure is consistent with Item 3(c) of Form N-14, which requires a registrant to “briefly discuss the principal risk factors of investing in the registrant [and] [b]riefly compare these risks with those associated with an investment in the company being acquired.” (emphasis added) The Registrant notes that a detailed description of the risks of the Large Cap Value Portfolio is included later in the Combined Prospectus/Proxy Statement in the information required by Item 5 of Form N-14.

August 9, 2018

Comment No. 21:	Combined Prospectus/Proxy Statement, Comparison of the Portfolios, Principal and Non-Principal Investment Risks, page 17. Information disclosed in response to Item 3 is not required to be repeated.

Response:	The Registrant has included a comparison of the principal risks in the above-referenced disclosure for the ease and convenience of the reader.

Comment No. 22:	Combined Prospectus/Proxy Statement, Comparison of the Portfolios, Principal and Non-Principal Investment Risks, page 17. Highlight any differences in risks in the narrative. If the funds have the same risk factors, but different levels of risks, that should be explained. See item 3(c).

Response:	The Registrant submits that the table set out on page 17 clearly highlights the differences in the risks between the two Portfolios.

Comment No. 23:	Combined Prospectus/Proxy Statement, Comparison of the Portfolios, Performance Information, pages 20-21. Please update the year-to-date returns to as of June 30, 2018.

Response:	The Registrant submits that the year-to-date return information is not required for the Portfolios, since they have a December 31 fiscal year end. The Registrant has, however, included year-to-date return information as of the most recent quarter end for both Portfolios.

Comment No. 24:	Combined Prospectus/Proxy Statement, Comparison of the Portfolios, Performance Information, page 19. Please provide the information regarding the additional indexes required by Instruction 2(b) to Item 4.

Response:	The requested disclosure has been added.

Comment No. 25:	Combined Prospectus/Proxy Statement, Information About the Reorganization, Effect on the Separate Accounts of the Life Companies, page 32. The statement “substantially all of the portfolio securities of the Telecom Utility Portfolio may be sold” is phrased as “many” earlier on page 6 and page 30. Please revise for consistency.

Response:	The disclosure on page 6 and on page 30 has been revised to state “substantially all.”

Comment No. 26:	Combined Prospectus/Proxy Statement, Information About the Reorganization, Effect on the Separate Accounts of the Life Companies, page 32. Delete references to “capital loss carryforwards,” since capital loss carryforwards are irrelevant to an owner of a variable contract.

Response:	The requested revisions have been made.

August 9, 2018

Comment No. 27:	Combined Prospectus/Proxy Statement, Other Information, Capitalization, page 34. Please update the Capitalization tables as of a date within 30 days of the filing date.

Response:	The Capitalization tables have been updated to a date within 30 days of the filing date.

Comment No. 28:	Combined Prospectus/Proxy Statement, Other Information and Requirements, Solicitation of Proxies, page 36. If AST is subsequently retained as proxy solicitor, please confirm the proxy will be updated with the material terms of the contract, including costs.

Response:	The material terms and cost are already disclosed in the above-referenced paragraph. As disclosed, the tabulation and proxy solicitation expenses in connection with the Reorganization and other reorganizations of SunAmerica funds being proposed are estimated to be approximately $110,000. In addition, the disclosure states that the proxy solicitation firm is: (i) required to maintain the confidentiality of all shareholder information; (ii) prohibited from selling or otherwise disclosing shareholder information to any third party; and (iii) required to comply with applicable telemarketing laws.

Comment No. 29:	Combined Prospectus/Proxy Statement, Voting Information and Requirements, Shareholder Approval, page 37. Please disclose that due to echo voting, a quorum is almost always established.

Response:	The requested disclosure has been added.

Comment No. 30:	Combined Prospectus/Proxy Statement, Voting Information and Requirements, Manner of Voting, page 37. Please disclose that shares owned by insurance companies and their affiliates in their own name will also be echo voted.

Response:	The requested disclosure has been added.

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Should you have any questions concerning the above, please call the undersigned at (212) 728-8744.

Sincerely,

/s/ Artyom Rogov
Artyom Rogov

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC

Ed Gizzi, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP